UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of May 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X





SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	May 28, 2003
By
Name:	Marcos Grodetsky
   Title:		Director of Investor Relations




TELEMAR NORTE LESTE TO ACQUIRE OI



Rio de Janeiro, May 28, 2003 - TELE NORTE LESTE PARTICIPACOES S.A. ("TNE") and TELEMAR NORTE LESTE S.A. ("TELEMAR") today announced the following:
(a) At meetings held today, the Board of Directors of TNE approved the sale by TNE, and the Board of Directors of TELEMAR approved the purchase by TELEMAR, of all shares held by TNE in TNL PCS S.A. ("Oi"), representing 99.99% of the corporate capital of that company, as proposed by their respective Boards of Officers, which were authorized to implement the sale (the
 "Transaction").
(b) The purpose of the Transaction is to strengthen the strategic position of the Telemar Companies and to increase their capacity for growth by uniting the potential of fixed (TELEMAR) and mobile (Oi) telephony assets. The benefits arising from the optimization of TELEMAR's and Oi's operating and support infrastructure and from the alignment of the two companies' business interests and strategies will result in more rational use of available resources, with consequent cost reductions, productivity gains and better use of the synergies between the companies.
(c) The Transaction was examined through (i) a valuation report prepared by Ernst & Young to determine the net equity value of Oi at market price, with a base date of March 31, 2003, as required under article 256 (II) (b) of
 Law 6404/76; (ii) studies on the tax impacts and synergy gains resulting from the Transaction; and (iii) legal opinions on the legal aspects of the
 Transaction.
(d) Before the Transaction is implemented, the corporate capital of Oi will be increased by R$563 million reais through conversion of debt held by TNE against Oi.
(e) After the above-mentioned capitalization, the sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined in accordance with article 256
(II) (b) of Law 6404/76, adjusted to reflect the capitalization described in item (d) above and Oi's results as shown on a balance sheet drawn up as at April 30, 2003. Oi's balance sheet, after the above-mentioned capitalization
, shows financial debt of R$4.761 million reais as at the base date of April 30, 2003.

(f) The investment bank J.P. Morgan advised on the strategic decision to proceed with the Transaction, as described in items (b) and (c.ii) above.
J.P. Morgan performed an economic valuation of Oi on a discounted cash flow basis and the Transaction price stated in item (e) above is consistent with the valuation performed by J.P. Morgan.
(g) TNE and TELEMAR shareholders may obtain further details on the Transaction at Rua Humberto de Campos, no. 425, Rio de Janeiro, RJ, by calling (55-21) 3131.1315 to schedule a meeting with Mr. Jose Carlos dos Santos (Investor Relations).
Rio de Janeiro, May 28, 2003.

Marcos Grodetzky
Financial Officer and Investor Relations Officer of
Tele Norte Leste Participacoes S.A. and Telemar Norte Leste S.A.





For more information, please contact:


TNE - INVESTOR RELATIONS				GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Rick Huber (richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@tfn.com)
Fax: 55 21 3131 1155
Tel: 1 646 284 9413
Fax: 1 646 284 9494
Visit our Investor Relations Website:   www.telemar.com.br/ri